Exhibit 17.2

April 14, 2022

Spine Injury Solutions, Inc.

600 Anton Boulevard, Suite 1100

Costa Mesa, CA 92626

To the Board of Directors of Spine Injury Solutions, Inc.:

This letter confirms that I hereby resign from the Board of Directors of Spine Injury Solutions, Inc., a Delaware corporation (the “Company”) effective immediately. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Peter L. Dalrymple
Peter L. Dalrymple